Exhibit 99.1

Evogene Reports Second Quarter of 2019 Financial Results

Conference call and webcast: July 31st, 9:00 am ET

Rehovot, Israel – July 31, 2019 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today its financial results for the second quarter ending June 30, 2019.

Ofer Haviv, Evogene's President and CEO, stated: “During the first half of 2019 we completed the transition to our new corporate structure consisting of Evogene as a technology hub for multiple subsidiaries in different life-science markets. This corporate structure provides the subsidiaries with support from Evogene, to allow the subsidiaries to focus on building valuable assets and fast-tracking their product development towards commercialization. Evogene’s support to its subsidiaries can be attributed to three main areas:

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Access to the CPB platform– right to use the CPB platform by each subsidiary for its dedicated area of activity, to (i) advance subsidiaries’ current product pipelines, (ii) to expand the subsidiaries’ product pipeline.

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Corporate and infrastructure support – (i) the subsidiaries’ management works closely with Evogene's board, management, and advisors to benefit from their broad experience & access to industry network, (ii) Evogene provides access to its facilities and infrastructure including labs, greenhouses, and other.

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Funding – Evogene intends to leverage its strong financial position to financially support its subsidiaries until a point of maturity, wherein enough valuable assets have been created to warrant an attractive valuation at fundraising, or through the generation of revenues from sales or collaborations to cover expenses. Evogene aims to remain a major shareholder in its subsidiaries following external fundraising in order to maintain, for Evogene shareholders, a significant share of the subsidiaries’ future profits and/or market value.

Evogene and its subsidiaries are fully committed to achieving the milestones presented in Evogene’s updated corporate presentation filed today.” – Mr. Haviv concluded

Recent Developments:

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Lavie Bio announced positive 2nd year field results in its bio-stimulant program for wheat with product candidates showing repeated significant yield improvement in spring wheat field trials across multiple locations, varieties and conditions.

-
Amendment of Evogene’s collaboration agreement with Bayer[1] to include genome editing targets following positive results in corn stalk rot fungal disease control. Evogene will use its CPB platform to identify the required edits to improve disease resistance in corn, focusing on altering gene expression or function. Any promising targets would be pursued by Bayer’s in-house team for validation.

-	Evogene and certain subsidiary management have initiated a process to evaluate fundraising activities as the opportunities arise.

Consolidated financial results for the period ending June 30, 2019:

Cash position:  As of June 30, 2019, Evogene had approximately $46 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of approximately $8.7 million during the first half of 2019 and $4.2 million during the second quarter of 2019.

Assuming that no external financial resources are secured, such as through new collaborations or external fund raising, the Company continues to estimate that its net cash usage in 2019 will be in the range of $16 to $18 million dollars.

Evogene’s consolidated cash use is mostly appropriated to its subsidiaries, mainly Lavie Bio, AgPlenus, and Biomica, with funds also used for the establishment of infrastructure and greenhouses for Canonic.

The Company does not have bank debts.

Revenues primarily consist of research and development payments. These revenues represent R&D cost reimbursement and milestone payments under our various collaboration agreements. The majority of these agreements also provide for royalties or other forms of revenue sharing from successfully developed products.

Gross profit for the first half of 2019 was approximately $0.4 million in comparison to approximately $0.2 million for the first half of 2018. Gross profit for the second quarter of 2019 remained stable at approximately $0.1 million in comparison to the second quarter of 2018.

1Originally with Monsanto, which was acquired by Bayer

R&D expenses for the first half of 2019 remained stable at approximately $7 million in comparison to the first half of 2018. R&D expenses for the second quarter of 2019 remained stable at approximately $3.5 million in comparison to the second quarter of 2018. R&D expenses mostly represent product development activities of the Company and its subsidiaries, which include field trials and pre-clinical studies provided by third parties.  Evogene’s consolidated R&D expenses were mostly attributed to its subsidiaries, mainly Lavie Bio, AgPlenus, and Biomica, and to its seed division activity.

Operating loss for the first half of 2019 was approximately $9.4 million in comparison to approximately $9.6 million in the first half of 2018. Operating loss for the second quarter of 2019 remained stable at approximately $4.7 million in comparison to the second quarter of 2018.

Net financing income for the first half of 2019 was approximately $1.5 million in comparison to net financing expenses of approximately $0.5 million in the first half of 2018. Net financing income for the second quarter of 2019 was approximately $0.6 million in comparison to net financing expenses of approximately $0.1 million in the second quarter of 2018. This increase in the first half of 2019 is mainly due to translation of Israeli Shekel nominated cash and marketable securities to US Dollars, revaluation of the Company’s marketable securities and interest income on bank deposits.

Loss for the first half of 2019 decreased to approximately to $7.9 million in comparison to a loss of $10.1 million during first half of 2018. Loss for the second quarter of 2019 decreased to approximately to $4.1 million in comparison to a loss of $4.8 million during second quarter of 2018.

Conference Call & Webcast Details:

Evogene’s management will host a conference call today, the 31st of July 2019, to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through August 2, 2019, and an archive of the webcast will be available on the Company’s website through August 11, 2019.

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions, human microbiome-based therapeutics and medical cannabis. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Bayer, Corteva and ICL. For more information, please visit www.evogene.com

Forward Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Nir Zalik	Vivian Cervantes
IR Director	PCG Investor Relations
IR@evogene.com	vivian@pcgadvisory.com
972-8-931-1900	646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$14,097	$5,810
Marketable securities	9,088	26,065
Short-term bank deposits	22,592	22,592
Trade receivables	147	160
Other receivables and prepaid expenses	1,871	861

	47,795	55,488
LONG-TERM ASSETS:
Long-term deposits	-	19
Operating lease right-of-use-assets	3,206	-
Property, plant and equipment, net	2,453	3,187

	5,659	3,206

	$53,454	$58,694
CURRENT LIABILITIES:
Trade payables	$748	$1,015
Employees and payroll accruals	1,735	2,095
Operating lease liability	716	-
Liabilities in respect of government grants	457	988
Deferred revenues and other advances	238	412
Other payables	819	921

	4,713	5,431
LONG-TERM LIABILITIES:
Operating lease liability	2,638	-
Liabilities in respect of government grants	3,209	2,898
Deferred revenues and other advances	9	28
Severance pay liability, net	27	31

	5,883	2,957
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 25,754,297 at June 30, 2019 and December 31, 2018, respectively	142	142
Share premium and other capital reserve	188,039	187,701
Accumulated deficit	(145,593)	(137,790)

Equity attributable to equity holders of the Company	42,588	50,053

Non-controlling interests	270	253

Total equity	42,858	50,306

	$53,454	$58,694

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited

Revenues	$540	$745	$192	$379	$1,747
Cost of revenues	172	549	101	265	1,452

Gross profit	368	196	91	114	295

Operating expenses:

Research and development, net	7,024	6,945	3,480	3,460	14,686
Business development	970	1,084	477	486	2,084
General and administrative	1,746	1,786	837	841	3,514

Total operating expenses	9,740	9,815	4,794	4,787	20,284

Operating loss	(9,372)	(9,619)	(4,703)	(4,673)	(19,989)

Financing income	1,870	868	671	335	1,413
Financing expenses	(390)	(1,388)	(108)	(418)	(2,206)

Financing income (expenses), net	1,480	(520)	563	(83)	(793)

Loss before taxes on income	(7,892)	(10,139)	(4,140)	(4,756)	(20,782)
Taxes on income	3	16	1	13	30

Loss	$(7,895)	$(10,155)	$(4,141)	$(4,769)	$(20,812)

Attributable to:
Equity holders of the Company	$(7,803)	-	$(4,094)	-	$(20,758)
Non-controlling interests	(92)	-	(47)	-	(54)

	$(7,895)	-	$(4,141)	-	$(20,812)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.31)	$(0.39)	$(0.16)	$(0.19)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,752,505	25,754,297	25,752,505	25,753,411

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from operating activities

Loss	$(7,895)	$(10,155)	$(4,141)	$(4,769)	$(20,812)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,315	1,001	677	505	2,020
Share-based compensation	447	721	244	375	1,731
Net financing expense (income)	(1,619)	497	(608)	86	694
Taxes on income	3	16	1	13	30

	146	2,235	314	979	4,475
Changes in asset and liability items:

Decrease (increase) in trade receivables	13	3	(109)	60	(28)
Decrease (increase) in other receivables	(656)	(752)	102	(130)	95
Increase in long-term deposits	-	(2)	-	(2)	-
Increase (decrease) in trade payables	(261)	(104)	57	126	(114)
Increase (decrease) in employees and payroll accruals	(360)	(313)	45	-	(182)
Increase (decrease) in other payables	(80)	(192)	(26)	84	233
Decrease in severance pay liability, net	(4)	-	(5)	-	-
Increase (decrease) in deferred revenues and other advances	(193)	256	(135)	86	(165)

	(1,541)	(1,104)	(71)	224	(161)

Cash received (paid) during the period for:

Interest received	55	821	21	288	1,360
Taxes paid	(3)	(17)	(3)	(10)	(23)

Net cash used in operating activities	(9,238)	(8,220)	(3,880)	(3,288)	(15,161)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(197)	$(153)	$(114)	$(105)	$(374)
Proceeds from sale of marketable securities	19,994	21,097	13,765	13,875	63,639
Purchase of marketable securities	(1,637)	(3,155)	(1,637)	(951)	(31,700)
Proceeds from (investment in) bank deposits, net	-	1,880	-	-	(14,212)

Net cash provided by investing activities	18,160	19,669	12,014	12,819	17,353

Cash flows from financing activities:

Proceeds from exercise of options	-	9	-	-	9
Proceeds from government grants	287	153	90	96	354
Repayment of operating lease liability	(504)	-	(270)	-	-
Repayment of government grants	(575)	(44)	(546)	-	(66)

Net cash provided by (used in) financing activities	(792)	118	(726)	96	297

Exchange rate differences - cash and cash equivalent balances	157	(271)	101	(249)	(114)

Increase in cash and cash equivalents	8,287	11,296	7,509	9,378	2,375

Cash and cash equivalents, beginning of the period	5,810	3,435	6,588	5,353	3,435

Cash and cash equivalents, end of the period	$14,097	$14,731	$14,097	$14,731	$5,810

Significant non-cash activities
Acquisition of property, plant and equipment	$52	$81	$52	$81	$80